SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
*

Netease.com, Inc.
(Name of Issuer)

Ordinary Shares, par value $.0001 per share
(Title of Class of Securities)

64110W102000
(CUSIP Number)

July 6, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons Best Alliance Profits Limited

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 256,055,600

	6	Shared Voting Power 0

	7	Sole Dispositive Power 256,055,600

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 256,055,600

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 8.3%[1]

12	Type of Reporting Person CO

[1]	As of September 30, 2002.

1	Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons Newscorp Cayman International Limited

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 256,055,600

	6	Shared Voting Power 0

	7	Sole Dispositive Power 256,055,600

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 256,055,600

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 8.3%[1]

12	Type of Reporting Person CO

1	Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons The News Corporation Limited

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization South Australia, Australia

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 256,055,600

	6	Shared Voting Power 0

	7	Sole Dispositive Power 256,055,600

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 256,055,600

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 8.3%[1]

12	Type of Reporting Person CO

1	Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons K. Rupert Murdoch

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 256,055,600

	6	Shared Voting Power 0

	7	Sole Dispositive Power 256,055,600

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 256,055,600

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 8.3%[1]

12	Type of Reporting Person IN

Item 1(a).	Name of Issuer:

Netease.com, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Room 1901, Tower E3, The Towers, Oriental Plaza
No. 1, East Chang An Avenue
Dong Cheng District
Beijing 100738
People’s Republic of China

Item 2(a).	Name of Person Filing:

Best Alliance Profits Limited

Newscorp Cayman International Limited

The News Corporation Limited

K. Rupert Murdoch

The Joint Filing Agreement of the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Office, or if None, Residence:

Best Alliance Profits Limited
P.O. Box 957
Offshore Incorporations Centre
Road Town, Tortola
British Virgin Islands

Newscorp Cayman International Limited
c/o Maples and Calder
P.O. Box 309, Ugland House
South Church Street
Grand Cayman, Cayman Islands

The News Corporation Limited (“News Corporation”)
2 Holt Street, Sydney
New South Wales 2010, Australia

K. Rupert Murdoch
1211 Avenue of the Americas
New York, NY 10036

Item 2(c).	Citizenship or Place of Incorporation for each Reporting Person:

Best Alliance Profits Limited is a corporation incorporated in the British Virgin Islands.

Newscorp Cayman International Limited is a corporation incorporated in the Cayman Islands.

News Corporation is a corporation incorporated under the laws of and registered in the Commonwealth of Australia.

Mr. Murdoch is a United States citizen.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $.0001 per share.

Item 2(e).	CUSIP Number:

64110W102000

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership:

The following information is as of September 30, 2002:

(a)    Amount Beneficially Owned:    256,055,600

(b)    Percent of Class: 8.3%1

(c)    Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 256,055,600

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 256,055,600

(iv)	shared power to dispose or to direct the disposition of: 0

Best Alliance Profits Limited is the direct owner of 256,055,600 Ordinary Shares of the Issuer and Newscorp Cayman International Limited is the direct beneficial owner of 256,055,600 Ordinary Shares of the Issuer. As News Corporation indirectly controls Best Alliance Profits Limited, News Corporation may be deemed to own beneficially the ordinary shares of the Issuer reported herein.

Approximately 30% of the voting stock of News Corporation is owned by (i) Mr. Murdoch, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and certain charities; and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of the shares of News Corporation owned by such persons and entities, and Mr. Murdoch’s positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following     ☐    {__}

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of a Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10(a) and (b).    Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 30, 2003

BEST ALLIANCE PROFITS LIMITED

By: /s/ Bruce B. Churchill

Name: Bruce B. Churchill
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 30, 2003

NEWSCORP CAYMAN
INTERNATIONAL LIMITED

By: /s/ Arthur M. Siskind
Name: Arthur M. Siskind
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 30, 2003

THE NEWS CORPORATION LIMITED

By: /s/ Arthur M. Siskind
Name: Arthur M. Siskind
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2003

/s/ K. Rupert Murdoch
K. Rupert Murdoch